UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5) 1

Madison Strategic Sector Premium Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

558268108
(CUSIP Number)

Daniel L. Lippincott, CFA, Senior Tax-Sensitive Manager and
Director of Investment Personnel
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ X ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 558268108

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,506,525
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 1,506,525
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,506,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.98%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 558268108

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 16,450
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 16,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 558268108

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5 ”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to read as follows:

Karpus, an independent registered investment advisor, has accumulated 1,506,525 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 25.98% of the outstanding Shares. All funds that have been utilized in making such purchases are from such Accounts.

The aggregate purchase price of the 1,506,525 Shares beneficially owned by Karpus Investment Management is approximately $17,123,902, excluding brokerage commissions.

The aggregate purchase price of the 16,450 Shares held by Mr. Karpus and the Karpus Entities is approximately $170,563, excluding brokerage commissions.

CUSIP NO. 558268108

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to read as follows:

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of this security fits the investment guidelines for various Accounts. Shares have been acquired since July 10, 2015.

On February 7, 2018, Karpus sent a letter containing a stockholder proposal for the Fund's 2018 Annual Meeting.

CUSIP NO. 558268108

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 5,789,291 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2017 as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on March 6, 2018.

A ..	Karpus Investment Management

(a)	As of the close of business on April 24, 2018 , Karpus Investment Management beneficially owned 1,506,525 Shares held in the Accounts.

Percentage: 25.98%

(b)	1. Sole power to vote or direct vote: 1,506,525
2. Shared power to vote or direct vote: -
3. Sole power to dispose or direct the disposition: 1,506,525
4. Shared power to dispose or direct the disposition: -

(c)	The transactions in the Shares by Karpus Investment Management since the previous filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

B ..	George W. Karpus

(a)
As of the close of business on April 24, 2018 , George W. Karpus beneficially owned - Shares. In addition, George W. Karpus may be deemed to beneficially own the 16,450 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: -
2. Shared power to vote or direct vote: 16,450
3. Sole power to dispose or direct the disposition: -
4. Shared power to dispose or direct the disposition: 16,450

(c)	George W. Karpus has not entered into any transactions in the Shares since the previous filing of the Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 558268108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 24, 2018

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott
	Name:	Daniel L. Lippincott, CFA
	Title:	Senior Tax-Sensitive Manager and Director of Investment Personnel

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP NO. 558268108

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	700 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

CUSIP NO. 558268108

SCHEDULE B

Transactions in the Shares over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	15,000	$11.71	2/26/2018
Sale of Common Stock	(350)	$11.52	3/2/2018
Sale of Common Stock	(300)	$11.62	3/15/2018
Sale of Common Stock	(150)	$11.46	3/22/2018
Sale of Common Stock	(600)	$11.22	3/29/2018
Purchase of Common Stock	701	$11.15	4/3/2018
Purchase of Common Stock	111	$11.25	4/6/2018
Purchase of Common Stock	4,850	$11.32	4/10/2018
Purchase of Common Stock	2,340	$11.32	4/11/2018
Purchase of Common Stock	5,267	$11.39	4/12/2018
Purchase of Common Stock	2,008	$11.41	4/13/2018
Sale of Common Stock	(500)	$11.50	4/16/2018
Purchase of Common Stock	175	$11.58	4/17/2018
Purchase of Common Stock	6,968	$11.64	4/18/2018
Purchase of Common Stock	15,900	$11.64	4/19/2018
Purchase of Common Stock	21,476	$11.69	4/20/2018